UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
----------------------

SEC File No.  333-153575

FORM 12b-25

NOTIFICATION OF LATE FILING

[_] Form 10-K  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q  [_] Form N-SAR

For the Quarter Ended: December 31, 2009

[_] Transition Report on Form 10-K
[_] Transition Report on From 20-K
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMISSION HAS
VERIFIED ANY OF THE INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

HighLight Networks, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

215 South Riverside Drive, Suite 12

Address of Principal Executive Office (Street and Number)

Cocoa, Florida  32922

City, State and Zip Code

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PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. N/A

PART III - NARRATIVE

The Company has not been able to compile all of the requisite financial data and narrative information necessary for it to have sufficient time to complete its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 without unreasonable effort or expense.  The Form 10-Q will be filed as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Perry D. West	321	684-5721
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify reports.  [X] Yes    [_] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [_] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HighLight Networks, Inc.

(Name of Registrant as Specified in its Charter)

Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2010

By:  /s/ Perry D. West
Perry D. West, President
Chief Executive Officer

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